

09056997

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

8- 35-120

8-35126

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/08___ AND ENDING ___12/31/08___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Integrated Financial Planning Services

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

Karlstr. 20

(No. and Street)

69117 Heidelberg, Germany

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Barry E. Swanson   011-49-6221-23597

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephen J. Staresinic, CPA

(Name – if individual, state last, first, middle name)

Werastrasse 105, Stuttgart, Germany 70190

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Barry E. Swanson_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Integrated Financial Planning Services_____ , as
of __December 31_____, 20__08____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____
                                                                Signature

                                                      President
                                                        Title

_____
        Notary Public   Signature

This report ** contains (check all applicable boxes):   Financial Operations Principal
- ☒ (a) Facing Page.   Title
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Independent Auditor's Statement on Material Inadequacies

To the President
Integrated Financial Planning Services
Karlstrasse 20
Heidelberg, Germany 69117

I have audited the accompanying financial statements of Integrated Financial Planning Services (IFPS) as of December 31, 2008, and the related statements of income, changes in ownership equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and have issued my report thereon dated February 10, 2009. I conducted my audit in accordance with accounting standards generally accepted in the United States of America.

In planning and performing my audit, I considered IFPS' internal control over financial reporting in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control over financial reporting. My consideration of the internal control over financial reporting would not necessariy disclose all matters in the internal control over financial reporting that might be significant deficiencies. Under standards issued by the American Institute of Certified Public Accountants, significant deficiencies are deficiencies in internal control, of a combination of defiencies, that adversely affect IFPS' ability to initiate, authorize, record, process or report financial data reliably and in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the financial statements being audited that is more than inconsequential will not be prevented or detected. Material weaknesses are significant deficiencies, or a combination of significant deficier . ies, that result in a more than remote likelihood that material misstatements in relation to the financial statements being audited will not be prevented or detected.

I found and noted no matters involving the internal control over financial reporting and its operation that I considered to be material inadequacies.

Stephen J. Staresinic
Certified Public Accountant
February 10, 2009

Independent Auditor's Report on Internal Accounting Control

To the President
Integrated Financial Planning Services
Karlstrasse 20
Heidelberg, Germany 69117

I have audited the accompanying financial statements of Integrated Financial Planning Services (IFPS) as of December 31, 2008, and the related statements of income, changes in ownership equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and have issued my report thereon dated February 10, 2009. I conducted my audit in accordance with accounting standards generally accepted in the United States of America.

In planning and performing my audit, I considered IFPS' internal control over financial reporting in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control over financial reporting. My consideration of the internal control over financial reporting would not necessariy disclose all matters in the internal control over financial reporting that might be significant deficiencies. Under standards issued by the American Institute of Certified Public Accountants, significant deficiencies are deficiencies in internal control, of a combination of defiencies, that adversely affect IFPS' ability to initiate, authorize, record, process or report financial data reliably and in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the financial statements being audited that is more than inconsequential will not be prevented or detected. Material weaknesses are significant deficiencies, or a combination of significant deficiencies, that result in a more than remote likelihood that material misstatements in relation to the financial statements being audited will not be prevented or detected. I noted no matters involving the internal control over financial reporting and its operation that I considered to be material weaknesses.

As part of obtaining reasonable assurance about whether IFPS' financial statements are free of material misstatement, I performed tests of its compliance with certain provisions of laws, regulations, contracts and agreements, noncompliance with which could have a direct and material effect on the determination of financial statement amounts. However, providing an opinion on compliance with those provisions was not an objective of our audit, and accordingly, I do not express such an opinion.

This report is inteded solely for the information and use of the management of Integrated Financial Planning Services and the U.S. Security and Exchange Commission and is not intended to be and should not be used by anyone other than these specific parties.

Stephen J. Staresinic
Certified Public Accountant
February 10, 2009